EXHIBIT 12 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2001-1997 and 24 Weeks Ended June 15, 2002 and June 16, 2001 (in millions except ratio amounts)

	52 Weeks	53 Weeks	52 Weeks			24 Weeks Ended
	2001	2000	1999	1998	1997	6/15/02	6/16/01
Earnings:
Pretax income from continuing operations
before cumulative effect of accounting
changes(a)	$ 733	$ 684	$ 1,038	$ 756	$(35)	$ 400	$ 315

Unconsolidated affiliates’ interests,
net(a)	(7)	(13)	(12)	(10)	(3)	(7)	(8)

Interest expense(a)	172	190	218	291	290	70	84

Interest portion of net rent expense(a)	93	87	90	105	118	48	37

Earnings available for fixed charges	$ 991	$ 948	$ 1,334	$ 1,142	$ 370	$ 511	$ 428

Fixed Charges:
Interest expense(a)	$ 172	$ 190	$ 218	$ 291	$ 290	$ 70	$ 84

Interest portion of net rent expense(a)	93	87	90	105	118	48	37

Total fixed charges	$ 265	$ 277	$ 308	$ 396	$ 408	$ 118	$ 121

Ratio of earnings to fixed
charges(b)(c)	3.74x	3.42x	4.33x	2.88x	0.91x	4.33x	3.54x

(a)	Included in earnings for 1997 are certain allocations related to overhead costs and interest expense from PepsiCo. For purposes of these ratios, earnings are calculated by adding to (subtracting from) pretax income from continuing operations before income taxes and cumulative effect of accounting changes the following: fixed charges, excluding capitalized interest; (equity income (loss) from unconsolidated affiliates); and distributed income from unconsolidated affiliates. Fixed charges consist of interest on borrowings, the allocation of PepsiCo’s interest expense for 1997 and that portion of rental expense that approximates interest.

(b)	Included the impact of unusual items (income) expense of $(20) million and $(2) million for the 24 weeks ended June 15, 2002 and June 16, 2001, respectively. The full year impact was $(3) million in 2001, $204 million in 2000, $51 million in 1999, $15 million in 1998, and $184 million in 1997. Excluding the impact of these unusual items, the ratio of earnings to fixed charges would have been 4.16x and 3.52x for the 24 weeks ended June 15, 2002 and June 16, 2001, respectively and 3.73x, 4.16x, 4.49x, 2.92x, and 1.36x for the fiscal years ended 2001, 2000, 1999, 1998, and 1997, respectively.

(c)	For the fiscal year ended December 27, 1997, earnings were insufficient to cover fixed charges by approximately $38 million. Earnings in 1997 included a charge of $530 million taken in the fourth quarter to refocus our business.